Mail Stop 3561

October 8, 2008

Matthew Schissler
Chief Executive Officer
Cord Blood America, Inc.
501 Santa Monica Blvd.
Suite 700
Santa Monica, CA 90401

> **Re: Cord Blood America, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 8, 2008**
> **File No. 333-153359**

Dear Mr. Schissler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the resale of up to 92,021,277 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the total amount of shares being sold by the selling security holder, we view the transaction to be a primary offering that can only proceed on an at-the-market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. Please revise accordingly.

2.   We note that the company received a staff comment on September 29, 2008, regarding its Form 10-KSB for the fiscal year ended December 31, 2007, and the comment remains unresolved. Please note that the Commission or the staff, acting pursuant to delegated authority, in determining whether to declare the company's registration statement effective, will take into consideration the unresolved comment.

Cover Page

3.   You state that Tangiers will retain 10% of the proceeds. We note, however, statements on pages 14 and 15 that Tangiers will pay you at a 10% discount to the market price, and that, "[i]n addition, Tangiers will retain 10% of the net cash proceeds." It appears that there is effectively a 20% discount. Please revise here, pages 14 and 15, and where appropriate to clearly disclose the full discounted price at which the investor will receive the shares, including the 17,021,277 shares of common stock and any other commitment fees or commissions.

Risk Factors, page 7

4.   Please revise the fourth risk factor on page seven to discuss the purchase price floor, $.01 as identified in section 2.2(c) of the Securities Purchase Agreement. In this regard, it is unclear if the shares recently traded below the floor based on the high and low prices in table on page 35.

Selling Shareholders, page 14

5.   Please revise to identify the natural person or persons who exercise voting and/or investment control over the company's securities that the selling security holder entity owns.

Plan of Distribution, page 15

6.   Please revise to state, if true, that the investor's obligations under the equity line are not transferable.

7.   Please revise the reference to the total of $4 million to address the likelihood that the company will receive the full amount of proceeds available under the equity line. Based on the discount to market and likely dilution to and downward pressure on your common stock's market price, it appears that the floor may prevent the company from accessing the full $4 million. Your revised disclosure should include an explanation of why the parties chose the particular dollar amount of the equity line.

8.   Please revise to provide disclosure regarding any short selling and any other hedging activities that Tangiers may or has engaged in with respect to your securities.

Consolidated Financial Statements for the Years Ended December 31, 2007 and 2006

9.   We note that the company has not filed an audited balance sheet as of the end of each of the most recent two fiscal years. Please revise to comply with Item 11(e) of Form S-1.

Signatures

10.   Your amended filing should comply with the "Signatures" section of Form S-1. Any person who occupies more than one of the specified positions should indicate each capacity in which he signs the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Damon Colbert at (202) 551-3581 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director